United States Cellular Corporation
8410 W. Bryn Mawr Avenue
Chicago, Illinois 60631
(773) 399-8900

March 23, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	United States Cellular Corporation
Registration Statement on Form S-3
Filed February 24, 2016
File No. 333-209673

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, United States Cellular Corporation, a Delaware corporation (the “Company”), hereby requests that the effective date of the above referenced Registration Statement be accelerated so that it will be declared effective at 1:00 p.m. Washington D.C. time on Friday, March 25, 2016, or as soon as practicable thereafter.

The Company hereby acknowledges with respect to the above-referenced filing that:

  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in this matter.

If you have any questions, please contact Alfred N. Sacha of Sidley Austin LLP at 312-853-2939 (phone), 312-853-7036 (fax) or asacha@sidley.com (email).  Thank you.

Very truly yours,

UNITED STATES CELLULAR CORPORATION

By:	/s/ LeRoy T. Carlson, Jr.
LeRoy T. Carlson, Jr.
Chairman

cc: Alfred N. Sacha